



SECURI 05044400 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 08/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTHOFF, CONE & HOLMSTEDT
A CALIFORNIA CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTHELHO ROAD, SUITE 370
(No. and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Thomas Westhoff (925) 472-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, (Address) Suite 52, San Rafael, (City) CA (State) 94903 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED NOV 21 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Thomas Westhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westhoff, Cone & Holmstedt, A California Corporation, as of August 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public



BRIAN DANIEL DOOLEY
Commission # 1488270
Notary Public - California
Contra Costa County
My Comm. Expires May 7, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

FINANCIAL STATEMENTS

For the year ended August 31, 2005

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

For the year ended August 31, 2005

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Westhoff, Cone & Holmstedt,
A California Corporation:

I have audited the statement of financial condition of Westhoff, Cone & Holmstedt, a California Corporation, as of August 31, 2005, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Westhoff, Cone & Holmstedt, a California Corporation, as of August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



October 24, 2005

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

WESTHOFF, CONE, & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF FINANCIAL CONDITION

August 31, 2005

ASSETS

Cash	$186,375
Receivable from broker-dealer	14,602
Remarketing fees receivable	166,052
Marketable securities at market value (cost, $98,005)	100,189
Dividend receivable	552
Office furniture, equipment and leasehold improvements net of accumulated depreciation of $110,872	58,589
Prepaid expenses	6,191
Prepaid income taxes	3,308
Deposits	6,042
	$541,900

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$206,296
Remarketing commissions payable	124,549
Deferred income tax liability	5,590
Total liabilities	336,435
Stockholders' Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 41,600 shares	41,600
Retained earnings	163,865
Total stockholders' equity	205,465
	$541,900

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF OPERATIONS

For the year ended August 31, 2005

Revenue	
Underwriting	$1,875,386
Remarketing fees	727,836
Investment banking fees	31,820
Trading revenue (loss)	(1,708)
Interest and other	5,638
Total revenue	2,638,972
Expenses	
Compensation and benefits	1,730,370
Commissions paid to other brokers	585,018
Communications	31,140
Occupancy	134,125
Promotion	87,330
Interest	240
Regulatory fees	10,586
Professional services and other	46,780
Total expenses	2,625,589
Income before income taxes	13,383
Income tax expense	
Current	6,240
Deferred	(1,854)
Total income tax expense	4,386
Net income	$ 8,997

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2005

	Common Stock	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE September 1, 2004	$41,600	$154,868	$196,468
Net income		8,997	8,997
ENDING BALANCE August 31, 2005	$41,600	$163,865	$205,465

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF CASH FLOWS

For the year ended August 31, 2005

Cash flows from operating activities:	
Net income	$ 8,997
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciating and amortization	24,990
(Increase) decrease in receivable from broker-dealer	4,433
(Increase) decrease in remarketing fees receivable	(38,217)
(Increase) decrease in marketable securities owned	1,708
(Increase) decrease in prepaid expenses	(6,191)
(Increase) decrease in dividend receivable	(534)
(Increase) decrease in prepaid income taxes	6,357
(Increase) decrease in fixed assets	(8,304)
Increase (decrease) in accounts payable	54.749
Increase (decrease) in deferred income tax liability	(1,854)
Increase (decrease) in remarketing commissions payable	(3,286)
Net cash provided (used) by operating activities	42,848
Cash provided by financing activities:	
Increase (decrease) in fixed asset loans	(20,775)
Net cash used by financing activities	(20,775)
Net increase (decrease) in cash	22,073
Cash and cash equivalents at beginning of period	164,302
Cash at end of period	$186,375
Supplemental information:	
Income taxes paid	$ 3,100
Interest paid	240

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 31, 2005

Note 1) Organization

The Company was incorporated on October 2, 1989 in the state of California. In November 1989 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. On November 30, 1989 the Company became a member of the National Association of Securities Dealers, Inc.

The Company's primary business is to underwrite municipal securities.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, software and equipment acquired under capital lease is depreciated using the straight line method over useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Note 3) Provisions for Taxes on Income

The provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 3,939	$ (2,051)	$ 1,888
State income taxes	2,301	197	2,498
Total	$ 6,240	$ (1,854)	$ 4,386

As of August 31, 2005, the Company had paid $1,875 in federal corporation income taxes and $1,225 in state franchise taxes for the year ended August 31, 2005. The prepaid income tax as of August 31, 2005 was $3,308.

The deferred income tax liability of $5,590 as of August 31, 2005 is due primarily to differences in depreciation expense for book purposes versus depreciation expense for income tax purposes.

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 31, 2005

Note 4) Marketable Securities Owned

Marketable securities owned in the amount of $100,189 consists of marketable securities at current market values plus accrued interest. Net unrealized losses of $1,708 are included in securities trading revenue (loss) for the year ended August 31, 2005 and are the result of net changes between the market value of the security at August 31, 2004 and the market value of security owned at August 31, 2005.

Note 5) Fixed Asset Loans

On June 22, 2001 the Company entered into loan agreements with each of the three shareholders of the Company whereby the Company borrowed a total of $124,000. The notes bear interest at a rate of one percent (1%) over prime. Interest is payable quarterly with principal to be paid in its entirety by no later than July 15, 2007. The notes are secured by and have sole recourse in the event of default to the furniture, equipment and other fixed assets of the Company. The loan agreements also state that any claim pursuant to these notes are subordinated to the prior payment in full of all present and future creditors of the Company arising out of any matter occurring prior to the due dates of the notes. As of August 31, 2005 this fixed asset loan had been repaid in full.

Note 6) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On August 31, 2005, the Company's net capital was $124,601, the amount of which is $24,601 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On August 31, 2005, the Company's net capital ratio was 2.7 to 1.

Note 7) Concentration of Credit Risk

As of August 31, 2005, the Company has $186,375 deposited in a money market account with Wells Fargo Bank. This amount is not protected by deposit insurance through the Federal Deposit Insurance Corporation, and, therefore, could result in a loss if Wells Fargo Bank could not meet its deposit obligations.

Note 8) Lease Obligations

In August 2000 the Company entered into an operating lease to rent office premises commencing July 1, 2001 with a lease expiration of June 30, 2008. In October 2000, the Company executed a sublease agreement with a third party with a commencement date of July 1, 2001 and a lease expiration of June 30, 2008.

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 31, 2005

Note 8) Lease Obligations (continued)

The minimum lease payments and receipts to be made over the terms of the leases are as follows:

For year ended	Lease Payments	Sublease Income
August 31, 2006	189,540	119,626
August 31, 2007	193,318	122,011
August 31, 2008	163,372	103,111
Total future minimum lease payments / receipts	$ 546,230	$344,748

Note 9) Pension Plan

In 2002 the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2005 the Company elected to contribute $121,996 to this plan.

FOCUS REPORT – PART II

as of August 31, 2005

Firm Name: WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION
Firm ID: 25502

1	Total ownership equity			$ 205,465
2	Deduct o/e not allowable for net capital			
3	Total o/e qualified for net capital			205,465
Add:				
A	Allowable subordinated liabilities			
B	Other deductions or credits			
	Description	Amount		
5	Total cap & allowable subloans			205,465
6	Deductions and/or charges			
A	Total non allowable assets	$ 74,130		
B	Secured demand note deficiency			
C	Commodity futures contracts- proprietary cap charges			
D	Other deductions and/or charges			
	Total deductions and/or charges			(74,130)
7	Other additions and/or allowable credits-			
	Description	Amount		
	Deferred income tax liability			0
8	Net capital before haircuts			131,335
9	Haircuts on securities:			
A	Contractual commitments			
B	Subordinated debt			
C	Trading and investment securities			
1	Exempted securities			
2	Debt securities		3,006	(3,006)
3	Options			
4	Other securities			
D	Undue concentration			
E	Other — Description:	Money Market fund		
		Amount $ 3,728		(3,728)
10	Net Capital			$ 124,601

FOCUS REPORT – PART II

as of August 31, 2005

Firm Name: WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION
Firm ID: 025502

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	22,429
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12	100,000
14	Excess net capital (line 10 less line 13)	24,601
15	Excess net capital @ 1000% (net cap – 10% of AI)	90,957

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		336,435
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		336,435
20	Percentage of aggregate indebtedness to net capital		270
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		

SCHEDULE II

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AUGUST 31, 2005

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii).
All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company clears its securities transactions through Southwest Securities, Inc. (SEC # 8-45123).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA COMPANY

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

August 31, 2005

(Additional Information)

Net capital per unaudited statements (as amended)	$124,601
Add: (deduct) audit differences:	0
Net capital per audited statements	$124,601

GPH G. Paul Hendriks, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the shareholders of Westhoff, Cone & Holmstedt,
A California Corporation:

In planning and performing my audit of the financial statements of Westhoff, Cone & Holmstedt, a California Corporation, for the year ended August 31, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Westhoff, Cone & Holmstedt, a California Corporation, including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
October 24, 2005